Filed by British American Tobacco p.l.c.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.
Commission File No.: 001-32258

news release www.bat.com

This announcement contains inside information.

21 OCTOBER 2016

BRITISH AMERICAN TOBACCO p.l.c.

INTERIM MANAGEMENT STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016

ON TRACK FOR ANOTHER GOOD YEAR

●	Year-to-date revenue grew strongly, up 8.1% at constant rates of exchange, or 6.2% on an organic basis

●	Year-to-date revenue grew by 10.2% at current rates of exchange

●	Year-to-date cigarette volume from subsidiaries was 497 billion, up by 2.2% or 0.9% on an organic basis

●	Cigarette market share[1] in Key Markets[2] increased by 40 basis points (bps) year-to-date

●	Global Drive Brands performed exceptionally well, with cigarette volume up 9.8% year-to-date

●	Continued market expansion in our Next Generation Products portfolio

●	Offer for the 57.8% shares in Reynolds American Inc ("Reynolds") not already owned by the Group, as announced this morning

Nicandro Durante, Chief Executive, commented: "Today we announced an offer for the 57.8% of Reynolds not already owned by the Group. This offer values Reynolds at $56.50 per share, a 20% premium to the closing share price on 20 October 2016. Settlement is proposed to be by a mix of both $24.13 in cash and 0.5502 shares of BAT for each Reynolds share. We are proud of the Group's track record of consistent delivery for shareholders and bringing these two great companies together would further strengthen that delivery in the future.

In the first nine months of the year, the Group has, as anticipated, performed very well. Revenue at constant rates of exchange and cigarette volume both increased, driven by organic growth. The excellent momentum of our Global Drive Brands continued, driving an increase in Group market share. We have made significant progress in our Next Generation Products, both in terms of geographic rollout and product development. The on-going transactional foreign exchange headwinds on our cost base remain a challenge, despite the translational tailwind as a result of recent movements in Sterling. I remain confident that we are on track to deliver another year of good earnings growth at constant rates of exchange."

SUMMARY OF PERFORMANCE
The following provides a summary of the Group's revenue, volume and market share for the nine months ended 30 September 2016.

Revenue
Group revenue for the nine months, at constant rates of exchange, grew 8.1% or 6.2% on an organic basis. Price/mix of over 5% reflects the continued strong pricing dynamics, including in high inflation markets, despite the growth in the low price segment in some Key Markets. Reported revenue increased 10.2%, further enhanced by the relative weakness in Sterling against the Group's key trading currencies.

1 Key Market offtake share, as independently measured by AC Nielsen
2 The Group's Key Markets represent over 75% of the Group's cigarette volume

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 1

news release www.bat.com

Cigarette volume and market share
The Group performed very well during the first nine months of the year, with cigarette volume up 2.2% or 0.9% on an organic basis, driven by the combination of focussed investment behind the Global Drive Brands (GDBs), high product quality and world beating innovation. Higher volume in a number of markets, notably in Ukraine, Bangladesh, Russia, Vietnam and Turkey, was partly offset by industry declines in Pakistan, Brazil and Venezuela. Volume in the three months to September was flat, but fell 1.3% on an organic basis.

Market share was up 40 bps year-to-date, as growth in Ukraine, Russia, Pakistan, Indonesia, Turkey, Poland, Japan, Romania, Chile and Colombia more than offset declines in Brazil, Malaysia and GCC. This strong performance was driven by the GDBs, which grew market share by 90 bps.

In the nine months ended 30 September 2016, the Global Drive Brands grew volume by 9.8%. Dunhill held market share, as good performances in Indonesia and South Korea were offset by industry declines following excise increases in Malaysia and Brazil, with an overall decline in volume of 0.8%. Kent's market share was 10 bps higher, with volume up 2.9% driven by growth in Turkey, Russia and Japan.

Lucky Strike's volume grew by 14.0%, following the launch in Indonesia and growth in Italy and France, with market share 10 bps higher. Pall Mall's market share increased by 10 bps with volume up 0.5% driven by Venezuela, Poland and Mexico, offsetting lower volume in Pakistan, Russia and Spain. Rothmans' market share increased by over 60 bps as volume grew by 45.6% driven by strong performances in Ukraine, Russia, Italy, Turkey, Nigeria and South Korea.

The segmental analysis of the volume of subsidiaries was as follows (cigarettes and cigarette equivalents):

	3 months to 30.09.16	3 months to 30.09.15	Variance	9 months to 30.09.16	9 months to 30.09.15	Variance	Year to 31.12.15
	bns	bns	% change	bns	bns	% change	bns
Asia-Pacific	44	45	-2.8%	149	148	+0.6%	198
Americas	28	30	-9.2%	84	91	-7.4%	124
Western Europe	32	30	+8.4%	89	81	+10.1%	112
EEMEA	61	60	+2.5%	175	167	+5.1%	229
Total cigarette volume	165	165	+0.0%	497	487	+2.2%	663
Total tobacco volume	171	171	-0.2%	515	505	+2.0%	689

Next Generation Products
During the first nine months of the year the performance of the Group's NGP business has been very encouraging. In the UK, vapour market retail share, as per Nielsen, has reached 35% through the growth of VypeTM and the acquisition of Ten Motives. Geographic expansion continues, with the performance of VypeTM, in the markets where it is present, progressing well. Our vapour products are now present in the UK, France, Germany, Poland, Italy, Colombia, Monaco and Kuwait.

We are gearing up for the imminent launch of a new-to-world Vaping platform in Europe, called the Vype PebbleTM. After extensive R&D investment and a substantial programme of consumer insight generation, we believe PebbleTM will enable us to enhance the overall category and scale up consumer penetration.

In December of this year we will launch, in a city-test, our innovative electronic tobacco heating system. The system device will be branded GloTM and will be partnered with Kent NeostiksTM. Created by a dedicated R&D team we have extensively researched this offer on a multi-market basis and we believe GloTM offers significant advantages over existing products in the tobacco heating products category.

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 2

news release www.bat.com

Trading Environment
The trading environment remains challenging in a number of Key Markets, with foreign exchange continuing to negatively impact our cost of sales at a transactional level. If exchange rates stayed the same for the remainder of the year there would be an adverse transactional impact on operating profit of 7% but, due to the recent movement in Sterling, a translational tailwind of 6%.

Industry volume decline was in line with prior year at around 2.5%, driven by the continued impact of excise driven price increases in high volume markets.

CHANGE TO QUARTERLY REPORTING
As announced in the Half-Year Report to 30 June 2016, in accordance with the relevant regulations, the Group will cease publication of an Interim Management Statement for Q1 and Q3, effective from 1 January 2017. The Group will instead release two short trading updates shortly before the closed periods for the Interim and the Full Year Preliminary Announcements.

FINANCIAL POSITION
The Group has sufficient financing and facilities available for the foreseeable future.

The changes in the financing arrangements of the Group since the date of the announcement of the Half-Year Report to 30 June 2016, include:

●	the issuance of a £500 million bond (maturing in 2021) in July 2016, and two bonds in September 2016 (a US$650 million bond maturing in 2019 and a £650 million bond maturing in 2052),

●	the repayments on maturity of a CHF 350 million bond in August 2016 and a £325 million bond in September 2016, and

●
the early repayment, in August 2016, of a US$700 million bond due to mature in November 2018. This was undertaken to manage the Group's debt maturity profile, manage future refinancing risk and reduce the on-going interest expense. This lead to a loss of £101 million, which will be treated as an adjusting item in the year end accounts.

PROPOSED ACQUISITION OF REYNOLDS SHARES NOT ALREADY OWNED BY THE GROUP
BAT, which owns 42.2% of Reynolds, has made a proposal to merge with Reynolds through the acquisition of the outstanding 57.8% in the company. U.S. securities law required BAT to announce its merger proposal promptly after it was made to the Board of Reynolds. The proposed merger values Reynolds at $56.50 per share, a 20% premium to the closing share price on 20 October 2016. Settlement is proposed to be by a mix of both $24.13 in cash and 0.5502 shares of BAT for each Reynolds share.

The proposal is earnings accretive in the first full year, including modest cost synergies and is expected to result in an accretive dividend per share for shareholders. The Group's strong financial profile will be maintained, with a solid investment grade credit rating and enhanced cash generation.

The combined Group would be the world's largest tobacco and Next Generation Products business by net turnover and operating profit with exposure to both cash generative developed and high growth developing markets, giving a unique capacity to exploit industry opportunities as they develop.

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 3

news release www.bat.com

There have been no material events, transactions or changes in the financial position of the Group since the Half-Year Report to 30 June 2016, other than as outlined in this statement. Further, the Board is not aware of any material events, transactions or changes in the financial position of the Group which have occurred up to and including 20 October 2016, being the latest practicable date before the date of the publication of this Interim Management Statement.

On behalf of the Board
Nicola Snook
Secretary
20 October 2016

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 4

news release www.bat.com

ADDITIONAL INFORMATION

British American Tobacco is the world's second largest quoted tobacco group by global market share, with brands sold in more than 200 markets. We have five Global Drive Brands – Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans – and over 200 brands in our portfolio. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

Disclaimers
This Interim Management Statement (IMS) relates to the nine months ended 30 September 2016 and contains information that covers the nine months and the period since the third quarter end to 20 October 2016, being the latest practicable date before the date of the publication of this IMS.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. shares or other securities.

This IMS contains certain forward looking statements which are subject to risk factors associated with, among other things, the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Distribution of this Interim Management Statement (IMS)
The IMS is released to the London Stock Exchange and the JSE Limited. It may be viewed and downloaded from our website, www.bat.com

Copies of the IMS may also be obtained during normal business hours from: (1) the Company's registered office; (2) the Company's representative office in South Africa; and (3) British American Tobacco Publications, details of which are given below.

FINANCIAL CALENDAR 2017

23 February	Preliminary Statement
26 April	Annual General Meeting
27 July	Half-Year Report

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 5

news release www.bat.com

CORPORATE INFORMATION
British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.
Registered office
Globe House
4 Temple Place
London
WC2R 2PG
tel: +44 20 7845 1000

British American Tobacco p.l.c.
Representative office in South Africa
Until 31 October 2016	From 1 November 2016
34 Alexander Street	Waterway House South, No 3 Dock Road
Stellenbosch	V & A Waterfront
7600	Cape Town
South Africa	South Africa
(PO Box 631, Cape Town 8000, South Africa)	(PO Box 631, Cape Town 8000, South Africa)
tel: +27 21 888 3194	tel: +27 21 003 6500

Premium listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK
tel: 0800 408 0094; +44 370 889 3159
Share dealing tel: 0370 703 0084 (UK only)
Your account: www.computershare.com/uk/investor/bri
Share dealing: www.computershare.com/dealing/uk
Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing
JSE (Share Code: BTI)
Shares are traded in electronic form only and transactions settled electronically through Strate.
Computershare Investor Services Proprietary Limited
PO Box 61051, Marshalltown 2107, South Africa
tel: 0861 100 925; +27 11 870 8222
email enquiries: web.queries@computershare.co.za

American Depositary Receipts (ADRs)
NYSE MKT (Symbol: BTI; CUSIP Number: 110448107)
Sponsored ADR programme; each ADR represents two ordinary shares of British American Tobacco p.l.c.
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-3077, USA
tel: 1-888-985-2055 (toll-free) or +1 781 575 4555
email enquiries: citibank@shareholders-online.com
website: www.citi.com/dr

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 6

news release www.bat.com

Publications
British American Tobacco Publications
Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK
tel: +44 20 7511 7797; facsimile: +44 20 7540 4326
e-mail enquiries: bat@team365.co.uk or the Company's Representative office in South Africa using the contact details shown above.

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:

Mike Nightingale	020 7845 1180	Anna Vickerstaff	020 7845 2888
Rachael Brierley	020 7845 1519
Sabina Marshman	020 7845 1781

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 7

news release www.bat.com

NOTES

Centerview, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are Joint Corporate Brokers to BAT and acting as Joint Sponsors to BAT in relation to this transaction. Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively. PwC are acting as accountants and advisors to BAT on this transaction.

Centerview Partners UK LLP ("Centerview Partners") is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for BAT in connection with the potential acquisition. Centerview Partners is not, and will not be, responsible to anyone other than BAT for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, Centerview accepts no responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on their behalf, in connection with BAT or the potential acquisition, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch ("DB London"), and Deutsche Bank Securities Inc. ("DBSI" and with DB London, "DB") are acting as joint financial adviser and DB London is acting as joint corporate broker to BAT and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than BAT for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for BAT and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

The person responsible for making this announcement is Nicola Snook, BAT's Company Secretary.

For further information

www.bat.com

Forward looking statements
Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict(s)," "will," "expect(s)," "estimate(s)," "project(s)," "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether the Reynolds Board will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds's filings with the U.S. Securities and Exchange Commission ("SEC"), including Reynolds's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT's Annual Reports, which may be obtained free of charge from BAT's website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 8

news release www.bat.com

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT. Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC's website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests are set forth in BAT's 2015 Annual Report, which may be obtained free of charge from BAT's website www.bat.com and the proxy statement for Reynolds's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds's 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC's website http://www.sec.gov, or from BAT using the contact information above.

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 9

news release www.bat.com

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG Registered in England and Wales no. 3407696	Page 10

This announcement contains inside information

For immediate release: 21 October 2016

BAT proposes merger with Reynolds

British American Tobacco p.l.c. (“BAT”), which owns 42.2% of Reynolds American Inc. (“Reynolds”), has made a proposal to merge with Reynolds through the acquisition of the remaining 57.8% in the company. US securities laws require BAT to announce its merger proposal promptly after it was made to the Board of Reynolds. As a result, BAT has been unable to have prior negotiations with Reynolds regarding the proposal.

BAT’s proposal to merge with Reynolds:
•	Values Reynolds at $56.50 per share, of which $24.13 would be in cash and $32.37 would be in BAT shares.[1]
•	Represents a premium of 20% over the closing price of Reynolds common stock on 20 October 2016.

This would create a stronger, truly global tobacco and Next Generation Products (“NGP”) company with:
•	A leading position in the US tobacco market, the largest global profit pool (ex-China) with strong growth dynamics.
•	A significant presence in high growth emerging markets across South America, Africa, the Middle East and Asia, together with the most attractive developed markets.
•	A unique portfolio of strong brands, bringing together ownership of Newport, Kent and Pall Mall.
•	Combined Next Generation Products and R&D capabilities to deliver a world class pipeline of vapour and tobacco heating products across all the fastest growing NGP markets globally.
•	Creating the world’s largest listed tobacco company by net turnover and operating profit.

There is a strong financial rationale for the transaction that supports long-term delivery for all stakeholders:
•	This is a premium offer, supported by modest cost synergies, with a significant share consideration enabling participation in the long-term benefits.
•	It is earnings accretive in the first full year.
•	It is expected to be accretive to dividends per share.
•	The transaction would create a broader, larger business, delivering more diversified sources of profit growth.
•	The combined company would maintain a strong financial profile, with a target of maintaining a solid investment grade credit rating and enhanced cash generation.

Key terms of proposed transaction

The proposed transaction would be effected through a US statutory merger in which Reynolds shareholders, other than BAT, would receive $24.13 in cash and 0.5502 BAT shares for each of their Reynolds shares.

The total consideration for the remaining 57.8% of Reynolds would be $47 billion, of which approximately $20 billion would be in cash and $27 billion in BAT shares.

The Proposal represents a premium of 20% over the closing price of Reynolds common stock on 20 October 2016 and an Enterprise Value of $93 billion which, based on reported LTM EBITDA to 30 September 2016 represents a multiple of 16.3x.

The proposed merger is subject to endorsement of Reynolds’s independent directors (not designated by BAT) and approval by BAT and Reynolds shareholders.

BAT’s Chief Executive, Nicandro Durante commented:

“We have been a shareholder in Reynolds since its creation in 2004 and have benefited from its growth in the US market. The acquisition of Lorillard in 2015 has further strengthened Reynolds’s business. The proposed merger of our two great companies is the logical progression in our relationship and offers all shareholders a stake in a stronger, truly global tobacco and Next Generation Products company. BAT is proud of its track record of consistent delivery for shareholders and this transaction would further strengthen that delivery in the future.”

______________________
1 Based on reference share prices and exchange rates as at market close on 20 October 2016 as quoted by Bloomberg.
1

Additional information

The BAT Board is committed to maintaining a solid investment grade credit rating. The cash component of the merger would be financed by a combination of existing cash resources, new bank credit lines and the issuance of new bonds.

The combined Group would be the world’s largest listed tobacco and Next Generation Products business by net turnover and operating profit with exposure to both cash generative developed and high growth developing markets, giving a unique capacity to exploit industry opportunities as they develop.

The cost synergies associated with the proposed merger are estimated by BAT to be relatively modest at around $400 million, however this would need to be verified following engagement with Reynolds.

Under the long-standing Governance Agreement between Reynolds and BAT, the proposed merger must be approved by the independent directors of Reynolds not designated by BAT (the “Other Directors”). BAT will not pursue its proposal without this endorsement. The proposal is also subject to the completion of limited confirmatory due diligence and the negotiation and execution of definitive transaction documents mutually acceptable to and approved by the Boards of BAT and Reynolds. The consummation of any merger would further be subject to regulatory approvals and shareholder approvals, including the approval by a majority of the votes cast on the proposed merger by holders of the Reynolds shares not owned by BAT or its subsidiaries and approval by BAT’s shareholders, and other customary conditions. The proposed merger would not be subject to any financing conditions.

BAT’s existing manufacturing footprint would be enhanced by the inclusion of Reynolds’s high quality production facility in Tobaccoville, North Carolina.

There can be no assurance that BAT’s proposal or any transaction with BAT will be acceptable to the Other Directors or Reynolds’s Board, or that if such proposed transaction is acceptable, that the conditions to a proposed transaction would be satisfied or that a transaction will be consummated.

The Board of BAT intends to register BAT under the US securities laws in connection with the proposed transaction. As part of the SEC registration process, BAT and its auditors will need to satisfy the SEC that they are complying with the applicable US auditing requirements which differ in some respects from those in the UK.

As BAT is a significant existing shareholder of Reynolds, US securities laws require BAT to announce publicly its merger proposal to Reynolds by promptly filing an amendment to BAT’s Schedule 13-D.

To view the letter BAT sent to the Board of Reynolds on 20 October 2016 detailing the merger proposal, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1162N_-2016-10-20.pdf

Further announcements will be made if and when appropriate.

ENQUIRIES

BAT Press Office +44 (0)207 845 2888 (24 hours)		BAT Investor Relations Mike Nightingale / Rachael Brierley / Sabina Marshman +44 (0)207 845 1180 / 1519 / 1781

FTI Consulting (UK PR agency)		Sard Verbinnen & Co. (US PR agency)
John Waples Edward Bridges David Waller	+44 (0)20 3727 1515 +44 (0)20 3727 1067 +44 (0)20 3727 1651	US: George Sard / Jim Barron +1 212 687 8080 Michael Henson UK: +44 (0)20 3178 8914

Centerview Partners		Deutsche Bank
UK: Nick Reid / Hadleigh Beals +44 (0)207 409 9700 US: Blair Effron +1 212 380 2650		UK: Nigel Meek / James Ibbotson Matt Hall / Jimmy Bastock (Corporate Broking) +44 (0)207 545 8000 US: James Stynes +1 212 250 2500

UBS John Woolland / James Robertson David Roberts (corporate broking) +44 (0)207 568 1000

2

NOTES TO EDITORS

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world. The Group generated £5 billion adjusted profit from operations in 2015.

Centerview, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are Joint Corporate Brokers to BAT and acting as Joint Sponsors to BAT in relation to this transaction. Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively. PwC are acting as accountants and advisors to BAT on this transaction.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for BAT in connection with the potential acquisition. Centerview Partners is not, and will not be, responsible to anyone other than BAT for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, Centerview accepts no responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on their behalf, in connection with BAT or the potential acquisition, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker to BAT and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than BAT for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for BAT and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

The person responsible for making this announcement is Nicola Snook, BAT’s Company Secretary.

For further information

www.bat.com

Forward looking statements

Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether Reynolds’s Other Directors will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
3

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT.

Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests is set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4

The Board of Directors of Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101
United States

For the attention of: Thomas C. Wajnert, Chairman and Susan M. Cameron,
President and Chief Executive Officer
Globe House 4 Temple Place London WC2R 2PG United Kingdom Tel +44 (0)20 7845 1000 Fax +44 (0)20 7240 0555 www.bat.com

20 October 2016

Dear Board of Directors,

Proposed merger of British American Tobacco p.l.c. (“BAT”) and Reynolds American Inc. (“Reynolds” or the “Company”)

Since the combination of Brown & Williamson and R.J. Reynolds in 2004, BAT and Reynolds have enjoyed a tremendously successful alliance which has created great value for BAT and all the other Reynolds stockholders. Reynolds is our most significant investment and, as you know, BAT regularly evaluates the feasibility and attractiveness of acquiring the outstanding shares of Reynolds not already owned by BAT. We have just finished one of those reviews and the BAT Board has determined that now is the right time for us to merge our two companies. We believe that current unique industry and market conditions make possible a transaction that provides Reynolds’s public shareholders with a material premium and equity exposure to the enlarged company, while meeting BAT’s financial criteria.

Accordingly, on behalf of the Board of BAT, I am pleased to submit this non-binding proposal (this “Proposal”) for a merger of a BAT subsidiary and Reynolds in which each outstanding share of Reynolds’s common stock not owned by BAT would be converted into the right to receive 0.5502 BAT shares and $24.13 in cash. Based on Reynolds’s share price of $47.17, BAT’s share price of £48.03 and a £/$ exchange rate of 1.2250 as of the close of business on 20 October 2016, this Proposal would value each Reynolds share at $56.50, which represents:

•	A premium of 20% to the closing share price on 20 October 2016 of $47.17 / share;

•	An Enterprise Value of $93bn, which, based on reported LTM EBITDA to 30 September 2016 represents an EV/EBITDA of 16.3x; and

•	A total return (excluding dividends) to Reynolds shareholders of 57% since the completion of the Lorillard acquisition.

This Proposal would provide Reynolds’s public shareholders with cash consideration as well as significant equity ownership in a stronger, truly global tobacco and Next Generation Products company. There is substantial overlap in the shareholder registers of our two companies. The merger would allow the shareholders of the combined company to enjoy the long-term benefits of the global scale, strength and diversification of the enlarged company. The merger and associated cost synergies would be accretive to BAT earnings in the first full year, which will directly benefit Reynolds shareholders through the equity in the offer.

We recognise that under the Governance Agreement, the proposed merger between BAT and Reynolds will require the approval of the independent directors of Reynolds not designated by BAT (the “Other Directors”). BAT will not pursue this Proposal without this endorsement of the Reynolds Board, and further expects that the definitive Merger Agreement will include a non-waivable condition requiring the approval by a majority of the votes cast on the merger by holders of the Reynolds shares not owned by BAT and its subsidiaries.

In considering this Proposal, you should know that, in BAT’s capacity as a shareholder of Reynolds, BAT is interested only in acquiring the shares of Reynolds not already owned by BAT and that in such capacity BAT has no interest in selling any of the Reynolds shares it owns, nor would BAT support any alternative sale, merger or similar transaction involving Reynolds.

As we are confident you will recognise, we believe this Proposal represents compelling value for Reynolds’s shareholders. In particular, the enlarged company would have an enhanced equity story for all our shareholders, including the below benefits:

•	A leading position in the US tobacco market, the largest global profit pool (ex-China) with strong growth dynamics.

•	A significant presence in high growth emerging markets across South America, Africa, the Middle East and Asia, together with the most attractive developed markets.

•	A unique portfolio of strong brands, bringing together ownership of Newport, Kent and Pall Mall.

•	Combined Next Generation Products and R&D capabilities to deliver a world class pipeline of vapour and tobacco heating products across all the fastest growing NGP markets globally.

•	Creating the world’s largest listed tobacco company by net turnover and operating profit.

The proposed merger would be subject to the endorsement of the Other Directors, as discussed above, the completion of limited confirmatory due diligence and the negotiation and execution of mutually acceptable definitive transaction documents on customary terms approved by the BAT Board and the Reynolds Board. The conditions of the merger would be limited to obtaining mandatory or appropriate regulatory approvals, registration of BAT shares with the SEC, obtaining an affirmative vote for the transaction from our respective shareholders, including, as discussed above, a majority of the votes cast by the holders of Reynolds shares not owned by BAT, and other customary conditions.

The proposed transaction would not be subject to any financing condition. We have undertaken detailed work on the financing strategy, including with our financial advisors, and Deutsche Bank has informed us that it is highly confident that we will be able to obtain financing commitments for the cash portion of our offer. The Board of BAT is committed to the combined company maintaining a solid investment grade credit rating.

We would have preferred to present this Proposal to the Board of Reynolds confidentially. However, in compliance with its legal obligations, BAT will promptly file an amendment to its Schedule 13-D to include a copy of this letter. We are also required to issue a press release regarding our Proposal, which we plan to issue prior to the opening of trading in the UK on Friday and which will explain to the BAT shareholders our rationale for this Proposal.

For the avoidance of doubt, this Proposal is an expression of interest only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

We and our advisors look forward to working with you and your advisors to complete a transaction that is attractive to our respective shareholders, and are available at your convenience to discuss any aspects of our Proposal. In connection with this Proposal, we have engaged Centerview Partners, Deutsche Bank and UBS as our financial advisors and Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP as our legal advisors.

Yours faithfully,

/s/ Nicandro Durante

Nicandro Durante
Chief Executive, British American Tobacco plc
2

NOTES

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world. The Group generated £5 billion adjusted profit from operations in 2015.

Centerview, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are Joint Corporate Brokers to BAT and acting as Joint Sponsors to BAT in relation to this transaction. Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively. PwC are acting as accountants and advisors to BAT on this transaction.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for BAT in connection with the potential acquisition. Centerview Partners is not, and will not be, responsible to anyone other than BAT for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, Centerview accepts no responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on their behalf, in connection with BAT or the potential acquisition, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker to BAT and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than BAT for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for BAT and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

The person responsible for making this announcement is Nicola Snook, BAT’s Company Secretary.

For further information

www.bat.com

Forward looking statements

Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether the Reynolds Board will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
3

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT. Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4

The following communication was posted on October 21, 2016 by British American Tobacco p.l.c. on www.twitter.com under the Twitter handle @BATPress (https://twitter.com/BATPress):

Our IMS for the nine months ended 30 September is out today #results http://ow.ly/UUkB305ooIW

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAEWNGG]

Forward looking statements

Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether the Reynolds Board will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
5

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT. Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

6

The following communication was posted on October 21, 2016 by British American Tobacco p.l.c. on www.twitter.com under the Twitter handle @BATPress (https://twitter.com/BATPress):

#BritishAmericanTobacco proposes merger with Reynolds ow.ly/26jo305oogD

[Link to: http://www.bat.com/group/sites/UK__9D9KCY.nsf/vwPagesWebLive/DOAEWNJY]

Forward looking statements

Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether Reynolds’s Other Directors will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
7

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT.

Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests is set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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